November 10, 2022

Mr. Robert Shapiro
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Rent-A-Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
Form 10-Q for the Fiscal Quarter Ended June 30, 2022
Filed August 5, 2022
File No. 001-38047

Dear Mr. Shapiro:

This letter supplements Rent-A-Center, Inc.’s (the “Company”, “our”) written response dated October 25, 2022 (“Original Response”) to your comment letter dated September 21, 2022 (the “Comment Letter”), and provides additional clarification regarding comment (3), as included in bold print within our original response below. We have not repeated the remaining questions or responses from the Company’s Original Response, which remain in effect.

Segment Performance
Rent A Center Business Segment, page 40

3. Please quantify in your annual and interim period filings the factors cited for changes in consolidated and segment results. Refer to section 501.04 of the staff’s Codification of Financial Reporting Policies. Consider the preceding in your analysis of operating cash flow on page 41. Also refer to Item 303(b)(2)(iii) of Regulation S-K regarding the change in revenues. Additionally, discuss if the growth in e-commerce revenues is a known favorable/unfavorable trend that is expected to materially affect segment and consolidated results. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment, and in future filings will expand disclosures to provide additional quantitative information related to certain material factors contributing to period-over-period changes in our consolidated and segment results. Please reference the below revised disclosure excerpts from our Form 10-K for the year ended December 31, 2021, related to our RAC Business segment performance and Analysis of Cash Flow sections, as examples of how we intend to expand our disclosures in future filings:
“Revenues. The increase in revenue for the year ended December 31, 2021 was primarily due to an increase in same store sales revenue of approximately 15.4% over the prior year, partially driven by a higher portfolio balance of approximately $13.8 million and an increase in e-commerce sales of approximately $81.5 million, partially offset by the impact of refranchising approximately 100 stores in California in the fourth quarter of 2020. Our portfolio balance, as described above, represents the aggregate dollar value of the expected monthly rental revenue associated with our active lease agreements in the Rent-A-Center Business segment as of December 31, 2021 and 2020.
“Operating Profit. Operating profit as a percentage of segment revenues was 22.0% for 2021 compared to 18.0% for 2020. The increase in operating profit for the year ended December 31, 2021 was driven primarily by higher revenues as described above, partially offset by higher merchandise losses and higher labor expense compared to the prior year period. Charge-offs in our Rent-A-Center Business lease-to-own stores due to customer stolen merchandise, expressed as a percentage of Rent-A-Center Business lease-to-own revenues, were approximately 3.4% for the year ended December 31, 2021, compared to 3.0% in 2020. Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims. Charge-offs in our Rent-A-Center Business lease-to-own stores due to other merchandise losses, expressed as a percentage of revenues, were approximately 1.6% for the year ended December 31, 2021, compared to 1.5% in 2020. Finally, labor expense for our RAC Business segment increased by approximately $29.3 million for the 12 months ended December 31, 2021, compared to 2020, primarily due to wage inflation described further in Trends and Uncertainties above.”
“Analysis of Cash Flow. Cash provided by operating activities increased by $155.8 million to $392.3 million in 2021 from $236.5 million in 2020, primarily due to the acquisition of Acima Holdings, which contributed revenue and operating profit of approximately $1.5 billion and $152.5 million, respectively, to our results of operations in 2021 following the acquisition. The impact of the acquisition of Acima Holdings was partially offset by cost savings initiatives implemented by the Company in response to the COVID-19 pandemic in the first half of 2020, in addition to cash benefits stemming from the CARES Act in 2020.”
The Company also acknowledges the Staff’s comment regarding the trend of e-commerce revenues in our RAC Business segment and will provide additional disclosure of this trend in the Trends & Uncertainties section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Form 10-Q and 10-K filings. Please reference the below disclosure as an example of what the Company intends to disclose in future filings:
“In recent years e-commerce revenues have continued to increase as a percentage of total revenues in our RAC Business segment. For the 12 months ended December 31, 2021, e-commerce revenues represented approximately 20.8% of total RAC Business segment revenues compared to 18.5% for the same period in 2020. Due to recent trends in consumer shopping behaviors and expectations, the Company believes e-commerce solutions are an important part of its lease-to-own offering. However, the Company is unable to quantify the extent to which e-commerce revenues are incremental compared to what its overall revenues would have been in the absence of those e-commerce transactions. In addition, the profitability of e-commerce transactions can be impacted by different merchandise loss considerations compared to traditional store-based transactions in the RAC Business segment. Therefore, the Company is unable to determine with certainty whether the continuation of this trend toward increased e-commerce transactions will have a significant impact to our financial statements in future periods or be favorable or unfavorable to our financial results.”
If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at 972-801-1301.

Sincerely,

/s/ John Tschirhart
John Tschirhart
Senior Vice President - Controller
Rent-A-Center, Inc.